LIMITED LIABILITY COMPANY OPERATING AGREEMENT
____________prep2grow_________________, LLC

A Member-Managed Limited Liability Company

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective __August 14___________, 2020___, by and among: _Brian Gaspar, Joseph Hui, and Hugh Hui __________ (collectively referred to in this agreement as the "Members").

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 Formation. Effective July __29___, 2020, the Members formed a limited liability company under the name ________prep2grow____________________________, L.L.C. (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the Beverly-Killea Limited Liability Company Act of the State of California (the "Act"). The Members agree to file with the appropriate agency within the State of California charged with processing and maintaining such records all documentation required for the formation and continued operation of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 Name. The business of the Company will be conducted under the name _____________ prep2grow ____________, L.L.C., or such other name upon which the Members may agree via Majority in Interest of the Members, as documented under "5.1 Management of Company". If the Majority in Interest of the Members agree to do business under a fictitious business name, the Members agree to file the necessary paperwork with the counties in which the Company conducts business. Any changes to the name of the Company will require an amendment to the Articles of Organization, duly filed with the California Secretary of State.

1.3 Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of California.

1.4 Office. The Company will maintain its principal business office within the State of California at the following address: 650 Castro St Ste 120 PMB 94775, Mountain View, CA 94041.

1.5 Registered Agent. _________Legal Zoom_________________________________ is the Company's initial registered agent in the State of California, and the registered office is : 101 N Brand Blvd, Glendale, CA 91203.

1.6 Term. The term of the Company commences on ____August 14, 2020_________________ and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 Names and Addresses of Members. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8 Admission of Additional Members. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company without the consent of the Majority in Interest of the Members.

1.9 Separation of a Member. Except as otherwise expressly provided in this Agreement, no additional members may be separated from the Company without the written consent of 66.67% majority of the Members.

SECTION 2
CLASSES OF INTERESTS

2.1 Class A Members. Class A Members are the founders, who have both voting rights and economic rights as described in Schedule 2 attached to this Agreement.

2.2 Class B Members. Class B Members are additional members, including any future investors, who have no voting rights but have economic rights as described in Schedule 2 attached to this Agreement.

SECTION 3
CAPITAL CONTRIBUTIONS

3.1 Initial Contributions. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

3.2 Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital without the prior consent of the Majority in Interest of the Members.

3.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 4
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

4.1 Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 as amended from time to time and in accordance with U.S. and California law and regulations.

4.2 Distributions. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a

Member's interest shall be made in accordance with the positive capital account balances pursuant to relevant U.S. and California law and regulations. To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, pursuant to relevant U.S. and California law and regulations.

4.3 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 5
INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful

SECTION 6
POWERS AND DUTIES OF MEMBERS
MEETINGS OF MEMBERS

6.1 Management of Company.

6.1.1 The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

6.1.1.1 The following Members and their roles are listed below:

Name	Role	Duties
Brian Gaspar	Chief Executive Office	Lead company in meeting and exceeding company goals
Joseph Hui	Chief Technology Officer	Lead company in meeting and exceeding technology goals
Hugh Hui	Chief Operating/Financial Officer	Lead company in meeting and exceeding operational and financial goals

6.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by the Members owning a majority of the membership interest percentage ("Majority in Interest").

6.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority in Interest.

6.2 Meetings of Members.

6.2.1 Meetings of members may be held at any place, by electronic video screen communication or by electronic transmission by the Company pursuant to paragraphs (1) and (2) of subdivision (o) of Section 17001of the Act, either within or without California, selected by the person or persons calling the meeting. If no other place is stated or so fixed, all meetings shall be held at the principal executive office of the Company. Members not physically present in person or by proxy at a meeting of members may, by electronic transmission by and to the Company pursuant to paragraphs (1) and (2) of subdivision (o) of Section 17001 of the Act or by electronic video screen communication, participate in a meeting of Members, be deemed present in person or by proxy, and vote at a meeting of Members whether that meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the Company or by electronic video screen communication.

6.2.2 A meeting of the Members may be called by any Member or Members representing more than 10 percent of the interests of Members for the purpose of addressing any matters on which the Members may vote.

6.2.3 Whenever Members are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than 10 days nor more than 60 days before the date of the meeting to each member entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting, the means of electronic transmission by and to the Company or electronic video screen communication, if any, and the general nature of the business to be transacted. No other business may be transacted at this meeting.

6.2.4 Any report or any notice of a members' meeting shall be given personally, by electronic transmission by the Company, or by mail or other means of written communication, addressed to the Member at the address of the Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice, or, if no address appears or is given, at the place where the principal executive office of the Company is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally, delivered by electronic transmission by the Company, deposited in the mail, or sent by other means of written communication.

6.2.5 The actions taken at any meeting of Members, however called and noticed, and wherever held, have the same validity as if taken at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the Members entitled to vote, not present in person or by proxy, provides a waiver of notice or consents to the holding of the meeting or approves the minutes of the meeting

in writing. All waivers, consents, and approvals shall be filed with the Company records or made a part of the minutes of the meeting after conversion to the form in which those records or minutes are kept. Attendance of a person at a meeting shall constitute a waiver of notice of the meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.2.6 Members may participate in a meeting of the Company through the use of conference telephones or electronic video screen communication, as long as all members participating in the meeting can hear one another, or by electronic transmission by and to the Company pursuant to paragraphs (1) and (2) of subdivision (o) of Section 17001 of the Act. Participation in a meeting pursuant to this provision constitutes presence in person at that meeting.

6.2.7 A Majority in Interest of the Members represented in person or by proxy shall constitute a quorum at a meeting of Members.

6.2.8 Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed and delivered to the limited liability company within 60 days of the record date for that action by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted.

6.3 Withdrawal by a Member. A Member has no power to withdraw from the Company, except as otherwise provided in Section 9.

SECTION 7
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1 Organization Expenses. All expenses approved by Majority in Interest of the Members which are incurred in connection with organization of the Company will be paid by the Company.

7.2 Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority in Interest. Currently, the Company has set a target annual salary of $96,000.

7.3 Legal and Accounting Services. The Company shall obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 8
BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

8.1 Method of Accounting. The Company will use the method of accounting determined by the Members for financial reporting and tax purposes.

8.2 Fiscal Year; Taxable Year. The fiscal year and the taxable year of the Company is the calendar year.

8.3 Capital Accounts. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4 Banking. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority in Interest. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 9
TRANSFER OF MEMBERSHIP INTEREST

9.1 Sale or Encumbrance Prohibited. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

9.2 Right of First Refusal. Notwithstanding Section 9.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

9.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer"). In addition, the Member desiring to transfer his or her Interest must bear all costs associated with the transfer.

9.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the ownership interests of those Members desiring to acquire the Interest.

9.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

9.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 9.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must re-offer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 9.2 will again apply to the Interest proposed to be sold or conveyed.

9.3 Substituted Parties. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

9.4 Death, Incompetency, or Bankruptcy of Member. On the death of a Member, the heir(s) are entitled to all rights of the deceased Member. On the death adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 9.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the successor in interest as a fully substituted Member in accordance with the provisions of Section 9.3.

9.4.1 Any transfer of Economic Rights pursuant to Section 9.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the ownership interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

9.5 Death Buy Out. Notwithstanding the foregoing provisions of Section 9, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company pursuant to the provisions of this Section 9.5.

9.5.1 The value of each Member's interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations). In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective

successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's Interest in the Company.

9.5.2 Closing of the sale of the deceased Member's interest in the Company will be held at the office of the Company on a date designated by the Company, not later than 90 days after agreement on the fair market value of the deceased Member's interest in the Company; provided, however, that if the purchase price is determined by appraisals as set forth in Section 9.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

9.5.3 At closing, the Company will pay the purchase price for the deceased Member's interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

(1) $1,000.00 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

9.5.4 At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

9.5.5 On completion of the purchase of the deceased Member's interest in the Company, the ownership interests of the remaining Members will increase in proportion to their then-existing ownership interests.

9.6 Divorce of a Member. If a Member gets divorced, the Member must transfer all of his or her Interest as specified in Section 9.2. In addition, the Member getting divorced must bear all costs associated with the transfer.

SECTION 10
DISSOLUTION AND WINDING UP OF THE COMPANY

10.1 Dissolution. The Company will be dissolved on the happening of any of the following events:

10.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

10.1.2 The agreement of a 66.67% Majority of the Members;

10.1.3 By operation of law; or

10.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

10.2 Winding Up. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 4 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

10.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

10.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

10.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution.

10.2.4 If the Company dissolves and is not sold, the ownership of any software code will revert back to the Member who originally wrote the software code.

SECTION 11
GENERAL PROVISIONS

11.1 Amendments. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of a majority of the Members.

11.2 Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of California (without regard to principles of conflicts of law).

11.3 Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement.

No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

11.4 Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.5 Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.6 Captions. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.7 Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS:

	DocuSigned by:	
_____Brian Gaspar____________________	Brian Gaspar	8/14/2020
	6C8AB093391241D...	
Printed/Typed Name	Signature	Date
	DocuSigned by:	
_____Joseph Hui_____________________	Joseph Hui	8/14/2020
	C071209809514D6...	
Printed/Typed Name	Signature	Date
	DocuSigned by:	
_____Hugh Hui__________________	Hugh Hui	8/15/2020
	0B92E33B4B6D4D5...	
Printed/Typed Name	Signature	Date

Listing of Members - Schedule 1
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR ___________prep2grow_______________, LLC
LISTING OF MEMBERS

As of the __14th___ day of August, 2020, the following is a list of Members of the Company:

NAME:

_____Brian Gaspar__________________

_____Joseph Hui___________________

_____Hugh Hui____________________

Listing of Capital Contributions - Schedule 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR ___________prep2grow_______________, LLC
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated as follows:

Name	Contribution	$/unit	% Ownership	# of Class A Units	# of Class B Units	Total Units
Brian Gaspar	$10,010	0.026	39.69%	385,000	0	385,000
Joseph Hui	$10,010	0.026	39.69%	385,000	0	385,000
Hugh Hui	$5,200	0.026	20.62%	200,000	0	200,000
			100%	970,000	0	970 ,000

SIGNED AND AGREED this__14th___ day of August, 2020.

MEMBERS:

_____Brian Gaspar____________________
Printed/Typed Name

DocuSigned by:
Brian Gaspar______________________
Signature
6C8AB09C391241D...

_____Joseph Hui_____________________
Printed/Typed Name

DocuSigned by:
Joseph Hui________________________
Signature
C07120980514D6...

_____Hugh Hui_________________
Printed/Typed Name

DocuSigned by:
Hugh Hui__________________________
Signature
0B92E33B4B6D4D5...